Exhibit 7.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the CIRR-system

on the Basis of IFRS

	Year-end December 31,
(Skr millions, except for ratios)	2017	2016	2015
Fixed Charges:
Interest expenses	2,213	1,441	1,173
Earnings:
Net profit	772	780	1,187
Taxes	235	222	348
Fixed charges	2,213	1,441	1,173
	3,220	2,443	2,708

Ratio of earnings to fixed charges	1.46	1.70	2.31

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.